

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 3, 2017

Yanlai Shi
Chief Executive Officer
RYB Education, Inc.
4/F No.29 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People's Republic of China

Re: **RYB Education, Inc.**
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted July 28, 2017
CIK No. 0001708441

Dear Ms. Shi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 82

1.   We note your response to comment 13 and your revised disclosure on page 82, including your statement that you expect to invest substantially all of the proceeds from this offering in your PRC operations. As it appears you are only able to provide funding to your PRC subsidiaries through loans and capital contributions, please quantify the amount of loans and capital contributions you may currently make under the applicable PRC regulations to each of your PRC subsidiaries as compared to the total amount of proceeds you anticipate receiving from this offering.

Revenue Recognition, page F-19

2.	We note your response to comment 17. As requested previously, please disclose your method of accounting for tuition refunds in your revenue recognition policy.

3.	We note your response to comment 19. As requested previously, please disclose in your revenue recognition policy that you recognized revenue net of VAT tax for revenue generated from play-and-learn centers services, franchising fees, sale of educational merchandize and training services.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications